Victory Energy Corporation
112 North Curry Street
Carson City, Nevada 89703
_____________________________________________________________
August 14, 2008

Mr. Chris White, Branch Chief
United States
Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:           Victory Energy Corporation
Form 10-KSB/A for the fiscal year ended December 31, 2007
Filed April 18, 2008 - File No. 2-76219-NY

Dear Mr. White:

This letter is in response to, and follows the format of your correspondence dated July 21, 2008.

General

Response to section 1:

The company is currently in discussion to retain LDV Consulting, Inc., a consulting company based in Fort Lauderdale, Florida.  LDV provide recommendations and assist the Corporation in establishing internal controls for the Corporation.  Its principal is James DePelisi, who is founder of LDV Capital Management, a Registered Investment Advisory firm with the state of Florida.

We anticipate to the consulting agreement in place within 15 days. In the meantime, to comply with SOX 404, our internal control risk mitigation would be the following:

A.    The Company will perform its assessment, evaluation and amendment to the filing within 30 days, to include the required management report outlining the internal control over financial reporting.

B.    A CFO will be engaged to certify factual accuracy and completeness.  The CFO will certify establishment and maintenance of "disclosure controls and procedures".  Controls will be put enacted to prevent violation of Section 302 and Section 906.

C.    An Audit Committee will be created and in place by September 30, 2008, comprised of Independent members to consistently monitor management activities and transactions.  One member will be deemed a financial expert, who is familiar with GAAP financial statements and the application of GAAP.  The Audit Committee is intended to have a minimum of three members, who will be independent members of the board.  The Committee will monitor and oversee outside auditors.  The Committee shall have the latitude to engage independent counsel or other advisors, as necessary.  The Committee shall establish “whistleblower” procedures for addressing and managing employee complaints on matters.

D.    A further checklist of controls will be provided through the Audit Committee charter. This checklist charter will be approved by the Audit Committee.

E.    The Corporation will also establish a Compensation Committee, a Corporate Governance and Nominating Committee, and a Public Policy Committee.  Charters will be created for each committee.

F.    A Code of Ethics will be prepared for senior management, as well as a Code of Business Conduct.

In reference to Page 2, Paragraph 1 of your letter, the Corporation does not feel that the lack of internal controls has impacted any conclusions with the end of fiscal year report.  The Corporation is still a growth company, and takes pride in being fully compliant.  Full disclosure on everything is paramount.  Misrepresentations are not something that the Corporation finds acceptable.

In reference to Page 2, Paragraph 2 of your letter, the Corporation will amend clarifications to include item 601 (b) (31) of Regulation S-B.  Clarifications will be revised to include the introductory language of paragraph 4 and the language of paragraph 4 (b) of Item 601 (b) (31) of Regulation S-B.

Management’s Discussion and Analysis or Plan of Operation

Response to section 2:

In the transaction of the purchase of 50% of the original six producing gas wells, a 100% of the net royalty interest ownership is 74%.  As Victory Energy Corporation purchased 50% of the net royalty interest, this represents 50% of the 74% available. The purchase resulted in acquiring 37% of the 74%, which is equal to 50% of the net royalty interest ownership.  The Corporation retains 15% of 50% of the net royalty interest and the investment group retains the remainder. The investment group invested $1,430,000 for the purchase of these original six producing wells.  Victory Energy Corporation did not invest cash.  The ongoing accounting for the investment is discussed further throughout the response.

Statements of Operations

Response to section 3:

Paragraph 45a of SFAS 144 has some relevance as it speaks of the resolution of purchase price adjustments in a disposal transaction.   In this instance, an adjustment is not contemplated as the price was fixed, albeit on a shifting percentage of assets disposed of.   With respect to the effect of the disposal on the value of the asset partially disposed of, the sale was a three-step process.   The Company, in 2007, identified and negotiated terms for a share of an operating lease and drilling operations, for a combined sum of $3,000,000.  In 2008, the sum was provided by a private institutional investment group who, for their investment, was allocated a portion of the net revenue interest in the lease.    The transaction was recorded simply as capitalized drilling costs, and sale of an operating lease.  The   actual components paid for were the 1) operating lease and 2) drilling costs.   In that an operating lease is extant yet not identified in the financial statements, it should be recorded.

The portion allocated to the investment group was not sold at a profit, and therefore, did not require further disclosure.  This was in actuality a seamless transaction - a sale to the investment group of a package of intangible rights.   It left the Corporation with a 15.17% net revenue interest of the whole, and drilling costs (prepaid in effect).  The investment group received their 21.83% net revenue interest of the whole.  The percentages switch to more favorable terms for the Corporation when the investment group has recovered their investment.

Amended quarterly financial statements will reflect an operating lease of $1,430,000 and capitalized drilling costs of $1,570,000 in place of the drilling costs of $3,000,000.

The drilling costs are not recorded as a prepaid since it is a sunk cost for the Company for a set number of wells, the operation not being under Corporation control.

Statements of Cash Flows

Response to section 4:

SFAS 95 paragraph 16c requires classification of receipts from property, inter alia, under cash inflows from investing activities.   The $3,000,000 sale of the net revenue interest was included in Net Income (Loss) under Operating Activities in the Consolidated of Cash Flows of March 31, 2008.  This will be reported as required under investing activities in an amendment.

Response to section 5:

FASB Interpretation No. 39 limits offsetting assets and liabilities in financial statements.  Bank overdrafts have no right of offset, and should not be offset against “Cash”.   It is in the nature of a borrowing and should be reflected as such on the on the Statement of Cash Flows.  The bank overdraft of March 31, 2008 will be disclosed accordingly on the Statement of Cash Flows in an amendment.

Financial Statements Footnotes – General

Response to section 6:

a)           The disclosure for drilling costs of $3,000,000 as noted in paragraph 3 will be divided into Leasehold Interest and Drilling Costs. The disclosure is expanded under Investment in Oil and Gas Properties as follows:

In December 2006 the Corporation contracted to purchase a 50% working interest, and a 50% of 74% net revenue interest (a 37% net interest of the whole), in six existing and producing gas wells in Crockett County, Texas, together with certain drilling costs, for $3,000,000.  The lease is known as the Adams-Baggett Canyon Sandstone gas field.  The lease was valued at $1,430,000 and the drilling costs for future wells at $1,570,000.  In January 2008 the purchase price was paid by funds from an institutional investment group, which received a portion of the net revenue interest.  The portion received by the investment group was 59% of the net revenue interest purchased, representing 15.17% of the whole.  The 59% is reduced to 49%, representing 21.83% of the whole, when the purchase price is recovered.  The Company’s share of the net revenue interest is 41% of the interest purchased, or 15.17% of the whole.   After the investment group recovers the purchase price, the Company’s share increases to 51% of the purchase, representing 18.87% of the whole.

The $3,000,000 sale of the working interest was recorded as a sale of property under “Other Income”.     The concomitant working/net revenue interest of  $1,430,000 was capitalized, together with drilling costs of $1,570,000.

b.           The revenue recognition policy in Annex A will be included in an amendment.
c.           $252,000 was recorded in the first quarter in accordance with the revenue recognition policy, i.e. the sales method of accounting.  This was cash received from the well operator from producing wells in the Adams-Baggett field.   This will be delineated in the income statement, and a note will be added under Investment in Oil and Gas Properties:

“The Company received $252,000 from proceeds of the sale of gas production from the Adams-Baggett Canyon Sandstone group of wells, in which the Company holds an interest”.

Note 3. Related Party Transactions

Response to section 7:

The loan from officer is payable on demand, as indicated by the S.E.C. letter and will be recorded as a current liability in the balance sheet in an amendment.

Note 4. Investment in Oil and Gas Properties

Response to section 8:       ANNEX [ A ]

ACCOUNTING FOR OIL AND GAS PRODUCING ACTIVITIES

The Corporation uses the “successful efforts method” of accounting for oil and gas producing activities.  Under this method, acquisition costs for proved and unproved properties are capitalized when incurred.  Exploration costs, including geological and geophysical costs of carrying and retaining unproved properties and exploratory dry hole drilling costs, including the costs to drill and equip development wells, and successful exploratory drilling costs to locate proved reserves are capitalized.

Exploratory drilling costs are capitalized when incurred pending the determination of whether a well has found proved reserves.  A determination of whether a well has found proved reserves is made shortly after drilling is completed.  The determination is based on a process, which relies on interpretations of available geologic, geophysics, and engineering data.  If a well is determined to be successful, the capitalized drilling costs will be reclassified as part of the cost of the well.

If a well is determined to be unsuccessful, the capitalized drilling costs will be charged to expense in the period the determination is made.  If an exploratory well requires a major capital expenditure before production can begin, the cost of drilling the exploratory well will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made and drilling of the additional exploratory wells is under way or firmly planned for the near future.

If drilling in the area is not under way or firmly planned, or if the well has not found a commercially producible quantity of reserves, the exploratory well is assumed to be impaired, and its costs are charged to expense.  In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well is not carried as an asset for more than one year following completion of drilling.

If after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired, and its costs are charged to expense.  Its costs can, however, continue to be capitalized if a sufficient quantity of reserves are discovered in the well to justify its completion as a producing well and sufficient progress is made assessing the reserves and the well’s economic and operating feasibility.  The impairment of unamortized capital costs is measured as a lease level and is reduced to fair value if it is determined that the sum of expected future net cash flows is less than the net book value.

The Corporation determines if impairment has occurred through either adverse changes or as a result of the annual review of all fields.  During 2007, the Corporation did not record any impairment.  Development costs of proved oil and gas properties, including estimated dismantlement, restoration and abandonment costs and acquisition costs, are depreciated and depleted on a field basis by the units-of-production method using proved reserves, respectively.

Costs of unproved oil and gas properties are generally combined and impaired over a period that is based on the average holding period for such properties and the Corporation’s experience of successful drilling.  Properties related to gathering and pipeline systems and equipment are depreciated using the straight-line method based on estimated useful lives ranging from 10 to 25 years.  Generally, pipeline and transmission systems are amortized over 12 to 25 years; gathering and compressing equipment is amortized over 10 years; and storage equipment and facilities are amortized over 10 to 16 years.

Certain other assets are depreciated on a straight-line basis over 3 to 10 years.  Buildings are depreciated on a straight-line basis over 25 years.  Costs of retired, sold or abandoned properties that make up a part of an amortization base (partial field) are charged to accumulated depreciation, depletion and amortization if the units-of-production rate is not significantly affected.  Accordingly, a gain or loss, if any, is recognized only when a group of proved properties (entire field) that make up the amortization base has been retired, abandoned or sold.

Revenue Recognition

The company applies the sales method of accounting for natural gas revenue.  Under this method, revenues are recognized based on the actual volume of natural gas sold to purchasers.

Plan of Operation

Response to section 9:

As this is redundant it will be removed as it does not add to nor is it helpful to an investor.

Sincerely,

/s/ Jon Fullenkamp
Jon Fullenkamp
President
Victory Energy Corporation